DU PONT

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02015516

File 82-19
DuPont Canada Inc.

SUPPL

News from DuPont Canada Inc.

E.I. du Pont and DuPont Canada moving to new growth platforms

Mississauga, Ontario, February 11, 2002 – Global DuPont announced today the next step in its transformation into a sustainable growth company with the alignment of its business units into five market- and technology-focused growth platforms and the creation of a new subsidiary to be called DuPont Textiles & Interiors (DTI).

Each of the five growth platforms has strong capabilities, large market opportunities and leadership focus and accountability. Each has the critical mass to pursue DuPont's strategies of integrated science, knowledge intensity and productivity improvement while capitalizing on strong market positions, quality products and powerful brands. The new DTI subsidiary, as the world's largest integrated fibres company, will have the scale, global reach and flexibility to be highly successful. The intent is to separate DTI by the end of 2003, and to consider an initial public offering (IPO) of shares of this entity, among other strategic options, if market conditions permit.

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MAR 05 2002
THOMSON FINANCIAL

"Over many years, DuPont Canada has optimized shareholder value by positioning our business units and support processes to be highly effective in executing challenging roles with superior results within the framework of the global DuPont organization," said Dave Colcleugh, DuPont Canada Chairman, President and CEO.

"We are in the process of determining and communicating the implications of these changes on our DuPont Canada business units, employees, customers, shareholders, and suppliers to make the transition as smooth and transparent as possible. We will participate actively with our global DuPont counterparts to ensure a seamless transition in this important transformation, as well as in the process to establish the new DTI subsidiary. While many questions will only be answered as this work progresses, we are excited about the prospect of new opportunities and business potential that this transformation could offer to us."

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In the months ahead, we will share additional information with all of our stakeholders as more details become available.

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DuPont Canada Inc. is a diversified science company, serving customers across Canada and in more than 40 other countries. Headquartered in Mississauga, Ontario, the company operates six manufacturing facilities and employs more than 3,300 people. For more information about DuPont Canada, please visit the company's Web site at http://www.dupont.ca.

Forward-Looking Statements: This news release contains forward-looking statements based on management's current expectations, estimates and projections. All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expected expenditures and financial results are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "projects," "indicates," and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Many factors, including those discussed more fully elsewhere in this release and in documents filed with the Ontario Securities Commission and/or the Toronto Stock Exchange, as well as others, could cause results to differ materially from those stated. These factors include, but are not limited to changes in the laws, regulations, policies and economic conditions, including inflation, interest and foreign currency exchange rates, of countries in which the company does business; competitive pressures; successful integration of structural changes, including restructuring plans, acquisitions, divestitures and alliances; cost of raw materials, research and development of new products, including regulatory approval and market acceptance; and seasonality of sales of agricultural products.

For general information, please contact:
Roger Goodman, Manager, Corporate Communications
(905) 821-5623

For investor information, please contact:
Mike Oxley, Treasurer and Director, Finance
(905) 821-5320

(Version française à suivre.)